 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

APPLE HOSPITALITY REIT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, no par value
(Title of Class of Securities)

03784Y 101
 (CUSIP Number of Class of Securities)

Justin G. Knight
President and Chief Executive Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219
(804) 344-8121
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:
Paul D. Manca, Esq.
Joseph G. Connolly, Jr., Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer

□
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	Apple Hospitality REIT, Inc.

Form or Registration No:	Schedule TO	Date Filed:	May 8, 2015

■	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□	third-party tender offer subject to Rule 14d-1.

■	issuer tender offer subject to Rule 13e-4.

□	going-private transaction subject to Rule 13e-3.

□	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
□        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common shares of Apple Hospitality REIT, Inc. (the “Company”), no par value (the “Shares” or “Common Shares”). Attached as Exhibit 99.1 to this communication is an excerpt from the investor presentation with respect to the proposed listing of the Company’s common shares on the New York Stock Exchange and anticipated tender offer to be launched in connection with the listing. Directors, officers and other representatives of the Company intend to present some of or all of such investor presentation at various conferences and meetings in the coming weeks. The excerpt reaffirms, among other things, the Company’s previously announced intention to commence a modified “Dutch Auction” tender offer (the “Tender Offer”) in connection with the listing of the Company’s Shares on the New York Stock Exchange to purchase up to $200 million of its Shares. If the Tender Offer is commenced, the Company expects to allow shareholders to tender all or a portion of their Shares, but if the Tender Offer is oversubscribed, tendered Shares would be accepted on a pro rata basis. The Company anticipates funding the Tender Offer and all related fees and expenses with borrowings from its existing unsecured revolving credit facility. If the Company commences the Tender Offer, the full details will be included in an offer to purchase, letter of transmittal and related materials which will be disseminated to all shareholders promptly following commencement of the Tender Offer and filed with the SEC in accordance with applicable securities laws. Until such time as the Company commences the Tender Offer, there can be no assurances that the Company will in fact commence the Tender Offer or any other tender offer for the Company’s Shares.

Important Information

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials the Company intends to distribute to its shareholders and file with the Securities and Exchange Commission (the “SEC”).  The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase and the other related materials, which the Company intends to distribute, publish, send or give to shareholders and file with the SEC. Shareholders are urged to carefully read the offer to purchase, the letter of transmittal and other related materials when they become available because they contain important information, including the terms and conditions of the Tender Offer. Shareholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials, when filed, at the SEC’s website at www.sec.gov or by contacting the depositary, information agent or dealer manager for the contemplated tender offer, who will be identified in the materials filed with the SEC at the commencement of the Tender Offer.  In addition, shareholders may obtain free copies of Apple Hospitality REIT’s filings with the SEC from the Company’s website at www.applehospitalityreit.com.

Item 12. Exhibits

99.1	Excerpt from Investor Presentation of Apple Hospitality REIT, Inc.

EXHIBIT INDEX

99.1	Excerpt from Investor Presentation of Apple Hospitality REIT, Inc.